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                                                                     EXHIBIT 5.5

FOR IMMEDIATE RELEASE:
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CONTACT:                             STANLEY BRAUN,
                                     PRESIDENT & CHIEF EXECUTIVE OFFICER
                                     (818) 593-8258


                          PAC RIM HOLDING CORPORATION
            EXECUTES AMENDED DEFINITIVE AGREEMENT TO BE ACQUIRED BY
                    SUPERIOR NATIONAL INSURANCE GROUP, INC.


     WOODLAND HILLS, CALIFORNIA, FEBRUARY 18, 1997: Pac Rim Holding Corporation (NASDAQ:PRIM), a California-based workers' compensation insurance holding company, announced today that it executed an Amended and Restated Agreement and Plan of Merger ("Agreement") with Superior National Insurance Group, Inc., regarding an acquisition of Pac Rim for total consideration of approximately $42 million in cash. That consideration would result in payment of approximately $2.11 per share to each of the common shareholders and warrant and option holders' (assuming exercise of the warrants and options), and redemption at face value of Pac Rim's $20 million convertible debentures.

     An adjustment to increase the loss and loss adjustment expense reserves of Pac Rim's subsidiary, The Pacific Rim Assurance Company ("Pacific Rim Assurance"), by $12 million necessitated renegotiation of the terms of the prior definitive agreement with Superior National. The

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revised terms reflect a reduction of $12 million from the $54 million total consideration announced on September 17, 1996. Payment of that consideration would have resulted in Pac Rim's common shareholders and debenture, warrant and option holders receiving between $3.00 to $3.10 per share.

     Pac Rim, through its subsidiary, Pacific Rim Assurance, is engaged in the writing of workers' compensation insurance in California, Arizona, Texas, Georgia, and Alabama.

     Since its September 17 announcement of the transaction with Superior National, and the distribution of a proxy statement to shareholders on November 21, 1996, Pac Rim, on December 10, 1996 and January 10, 1997, announced postponements of its planned Special Meeting of Stockholders to approve the transaction. Those postponements were due to delays in securing California Department of Insurance ("DOI") approval of the pending transaction. The DOI had linked the approval of the transaction with the completion of its triennial examination of Pacific Rim Assurance as of December 31, 1995.

     Pacific Rim Assurance, similar to other California workers' compensation carriers, has experienced, and has previously disclosed, volatility in its claims experience of prior accident years. Such volatility is due to significant changes in legislative, economic, managed medical care, and other significant factors affecting loss and loss adjustment expense reserves. Pacific Rim Assurance, in conjunction and consultation with its internal and external actuaries, and with the concurrence of the DOI, expects to increase its loss and loss adjustment expense reserves by approximately $12 million for accident years 1995 and prior, in its fourth quarter 1996 operating results. As a

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result of the increase to strengthen reserves, Pac Rim expects to report a significant loss in its results of operations for the fourth quarter of 1996 and the year ended December 31, 1996, which results will be released near the end of February.

     The reduction in the purchase price to be paid by Superior National under the Agreement is entirely attributable to the reserve increase described above. Pac Rim and its actuaries believe that this strengthening of reserves will conclude the DOI's triennial examination and facilitate securing regulatory approval of the pending transaction. Both Pac Rim and Superior National believe that the pending acquisition transaction, as restated and described above, will be completed shortly.

     The currently scheduled Special Meeting of Stockholders of Pac Rim, set for February 26, 1997, will be postponed. Stockholders will be mailed new amended proxy materials to obtain stockholder approval of the Agreement. The date of the new Special Meeting of Stockholders has been scheduled for 10:00 a.m. (PST), on April 8, 1997 at Pac Rim's office.

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